EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Year Ended September 30,
	2009	2008	2007	2006	2005

Earnings:

Income before income taxes	$248,774	$386,854	$392,224	$342,066	$247,971
Fixed charges	75,401	409,300	514,543	309,759	129,894
Less: Preferred stock dividends	-	-	-	-	-

Earnings	$324,175	$796,154	$906,767	$651,825	$377,865

Fixed charges:

Interest expense	$56,953	$392,229	$499,664	$296,670	$117,789
Estimated interest portion within rental expense	18,416	17,071	14,879	13,089	12,105
Amortization of debt issuance cost	32	-	-	-	-
Preferred stock dividends	-	-	-	-	-

Total fixed charges	$75,401	$409,300	$514,543	$309,759	$129,894

Ratio of earnings to fixed charges
and preferred stock dividends	4.30	1.95	1.76	2.10	2.91

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding income before income taxes plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

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